Exhibit I

Victory Park Management, LLC

227 W. Monroe Street

Suite 3900

Chicago, Illinois 60606

May 29, 2012

Unigene Laboratories, Inc.

81 Fulton Street

Boonton, New Jersey 07005

Ladies and Gentlemen:

We refer to (i) that certain Amended and Restated Financing Agreement, dated as of March 16, 2010, by and among Unigene Laboratories, Inc. (the “Borrower”), the Lenders identified therein and Victory Park Management, LLC, as administrative and collateral agent (the “Agent”) for the Lenders (as amended, modified or supplemented from time to time, the “Financing Agreement”) and the other Transaction Documents and (ii) that certain Agreement of even date herewith by and among Borrower, the “Levy Parties” party thereto and the “Victory Park Parties” party thereto (the “Settlement Agreement Supplement”), which agreement modified that certain Settlement and Release Agreement and Amendments, dated March 10, 2011, by and among Borrower and the Levy Parties. Capitalized terms used but not defined herein have the meanings given to such terms in the Financing Agreement.

In consideration for Agent and Secured Parties consenting to the Borrower entering into the Settlement Agreement Supplement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, each of the parties hereto hereby agrees as follows:

1. If the Borrower has not, prior to September 21, 2012 (the “Trigger Date”), either (i) entered into a credit facility with a financial institution reasonably acceptable to Agent, on terms and provisions reasonably acceptable to Agent, pursuant to which Borrower shall have received prior to the Trigger Date no less than $28,000,000 in gross cash proceeds from the loans made to Borrower under such credit facility, and used such proceeds to, among other things, satisfy in full the Funding Amount (as defined in the Settlement Agreement Supplement) prior to the Trigger Date or (ii) sold some or all of its equity investment in Tarsa Therapeutics, Inc. (“Tarsa”) pursuant to a sale transaction on terms and provisions (including sales price) reasonably acceptable to Agent, or pursuant to the receipt of a dividend from Tarsa, entry into a merger by Tarsa or some other Tarsa-related transaction each on terms and provisions reasonably acceptable to Agent, obtained and used the net cash proceeds thereof to, among other things, satisfy in full the Funding Amount prior to the Trigger Date, then Borrower agrees that Agent, Lenders and/or any of their affiliates or related funds (collectively, the “VP Entities”) shall be entitled to finance the payment of the Funding Amount, in their sole and absolute discretion, at any time on or after the Trigger Date until the Supplemental Settlement Termination Date (as defined in the Settlement Agreement Supplement) (the date, if any, selected for such financing by the applicable VP Entities constituting a “Closing Date” under the Financing Agreement), and if the VP Entities so finance the payment of the Funding Amount, then such amount shall be deemed a loan funded under the Financing Agreement, an Obligation thereunder and under the other Transaction Documents and shall be evidenced by additional Notes, all on the same terms as the loans evidenced by the existing Notes (except that such additional Notes shall be immediately convertible in full and the Conversion Price (as defined in the Notes) per Share (as defined in the Notes) for such additional Notes shall be equal to the average closing price of Borrower’s common stock (on the OTCBB) during the 60 trading days preceding the date hereof, subject to adjustment as set forth in the Notes as if outstanding from and at all times after the date hereof) in an aggregate principal amount equal to the Funding Amount (“Additional Notes”). Notwithstanding the foregoing and for the avoidance of doubt, the financing of the Funding Amount by the VP Entities shall be at the VP Entities’ sole and absolute discretion, and nothing contained herein (nor in any election by any of the VP Entities to finance the Financing Amount) shall be deemed a commitment on the part of the VP Entities to provide such financing, a contract to provide a commitment with respect to provide such financing, or an offer to enter into a contract to provide such financing.

2. Nothing contained herein shall be deemed a consent by Agent or Lenders to any transaction (including any transaction described in paragraph 1 above) not otherwise permitted to occur under the Financing Agreement or any Transaction Document, and any transaction that is not otherwise permitted to occur under the Financing Agreement or any Transaction Document (including any transaction described in paragraph 1 above) shall require the written consent of Agent and Lenders in accordance with the terms of the Financing Agreement and the other Transaction Documents.

3. Borrower shall, and shall cause its Subsidiaries to, at Borrower’s expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as the Agent may reasonably request in order to effect fully the purposes of this letter agreement, including, without limitation, executing and delivering such Additional Notes and entering into such amendments to the Financing Agreement and the other Transaction Documents and such other documents (as Agent shall reasonably request to evidence and effect the making of any loans by the VP Entities pursuant to paragraph 1 above and provide the Additional Notes and the holders thereof with the same rights and benefits as those provided to the other outstanding Notes and the holders thereof (including, without limitation, with respect to the registration (on demand and “piggyback”) of the Conversion Shares issuable upon conversion of any such Additional Notes).

4. Notwithstanding the terms of the Financing Agreement, Borrower shall not be required to comply with Section 8.1 of the Financing Agreement between the date hereof and September 30, 2012.

Except as provided above, the Financing Agreement and other Transaction Documents remain unmodified and in full force and effect. The execution and delivery of this letter agreement shall not be deemed to create a course of dealing or otherwise create any express or implied duty by Agent or Secured Parties. The Agent and Secured Parties reserve all rights and remedies available to them under the Transaction Documents (except as specifically modified hereby). This letter agreement shall be governed by, and construed in accordance with, the law of the State of Illinois (without giving effect to conflicts of law principles that would require the application of the laws of a different State). This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Signatures to this letter agreement delivered by facsimile or other electronic transmission shall be given full force and effect as original signatures. This letter agreement is a Transaction Document.

[Signature Page Follows]

The parties hereto should indicate their agreement to the foregoing by signing and returning to the Agent a counterpart of this letter agreement.

Very truly yours,

VICTORY PARK MANAGEMENT, LLC,
as Agent

By:	/s/ Matthew Ray
Name:	Matthew Ray
Title:	Manager

AGREED AND ACCEPTED:

UNIGENE LABORATORIES, INC.,

as Borrower

By:	/s/ Ashleigh Palmer
Name:	Ashleigh Palmer
Title:	CEO

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.,

VPC FUND II, LP, and

VPC INTERMEDIATE FUND II (CAYMAN), LP

each as a Secured Party:

By:	Victory Park Capital Advisors, LLC, its investment manager:

	By:	/s/ Scott R. Zemnick
	Name:	Scott R. Zemnick
	Title:	General Counsel

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